

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 8, 2005

Mr. Gary J. Novinskie
Chief Financial Officer
Daleco Resources Corporation
120 North Church Street
West Chester, PA 19380

> **Re:** **Daleco Resources Corporation**
> **Form 8-K**
> **Filed December 6, 2005**

Dear Mr. Novinskie:

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Form 8-K

1. Please modify your disclosure to clearly indicate, if true, that based on your review of your accounting, you reached your own conclusions regarding the need to restate your financial statements.

2. Please modify your disclosure to indicate who determined and is authorized to conclude that your previously issued financial statements should no longer be relied upon.

3. Please expand your disclosure to explain the nature of the restatement and the expected impact to your financial statements.

4. Please expand your disclosure to indicate, if true, that you have evaluated or are evaluating the effectiveness of your disclosure controls and procedures in light of this restatement. If you have evaluated the impact, please explain your conclusions.

5. Provide a clear indication of whether or not your currently issued financial statements should be relied upon. Your current disclosure appears to indicate that some level of reliance can be made on the financial statements currently filed until such time as restated financial statements are filed.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

    If you have any questions, please call Kevin Stertzel at (202) 551-3723.

                                        Sincerely,

                                        Jill S. Davis
                                        Branch Chief

cc: Mr. C. Warren Trainor